Exhibit (a)(5)

MVC Capital Commences Dutch Tender Offer

PURCHASE, N.Y., July 21, 2017 (GLOBE NEWSWIRE) — MVC Capital, Inc. (NYSE:MVC) (“MVC”), a publicly traded business development company that makes private debt and equity investments announced today the commencement of a modified “Dutch Auction” tender offer (the “Tender Offer”) to purchase up to $15 million of its common stock at a price per share not less than $10.00 and not greater than $11.00 in $0.20 increments. This Tender Offer is made possible by, among other things, the liquidity generated from the sale of U.S. Gas & Electric, Inc. The Tender Offer will expire on August 18, 2017, unless extended. If the Tender Offer is fully subscribed, MVC will purchase between 1,500,000 shares and 1,363,636 shares, or between 6.6% and 6.0%, respectively, of MVC’s outstanding shares of its common stock. Any shares tendered may be withdrawn prior to expiration of the Tender Offer. Stockholders that do not wish to participate in the Tender Offer do not need to take any action.

Based on the number of shares tendered and the prices specified by the tendering stockholders, MVC will determine the lowest per-share price that will enable it to acquire up to $15 million of its common stock. All shares accepted in the Tender Offer will be purchased at the same price even if tendered at a lower price.

The Tender Offer is not contingent upon any minimum number of shares being tendered. The Tender Offer is, however, subject to other conditions, which are disclosed in the Tender Offer documents. In the future, the Board of Directors may consider additional tender offer(s) or other measures to enhance shareholder value based upon a variety of factors, including the market price of MVC’s common stock and its net asset value.

MVC’s Board of Directors is not making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the Tender Offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase.

The information agent for the Tender Offer is Georgeson LLC, and the depositary is Computershare Trust Company, N.A. The offer to purchase (the “Offer to Purchase”), a letter of transmittal and related documents will be mailed to registered holders. Beneficial holders will receive the Offer to Purchase and a communication to consult with their bank, broker or custodian, if they wish to tender shares. For questions and information, please call the information agent toll-free at (877) 507-1756.

Certain Information Regarding the Tender Offer

The information in this press release describing MVC’s Tender Offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of MVC’s common stock in the tender offer. The Tender Offer is being made only pursuant to the Offer to Purchase and the related materials that MVC has filed with the Securities and Exchange Commission, and is distributing to its stockholders, as they may be amended or supplemented. Stockholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the Tender Offer. Stockholders of MVC may obtain a free copy of the Tender Offer statement on Schedule TO, the Offer to Purchase and other documents that MVC is filing with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from Georgeson LLC, the information agent for the Tender Offer, toll free at (877) 507-1756. Stockholders are urged to carefully read all of these materials prior to making any decision with respect to the Tender Offer. Stockholders and investors who have questions or need assistance may call Georgeson LLC.

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About MVC Capital, Inc.

MVC Capital is a Business Development Company traded on the New York Stock Exchange that provides long-term debt and equity investment capital to fund growth, acquisitions and recapitalizations of companies in a variety of industries. For MVC's investor relations, please call Jackie Rothchild at 914-510-9400 or Jeffrey Goldberger at 212-896-1249. All media inquiries should be directed to Patrick Scanlan at 212-687-8080.

Forward-Looking Statements

The information contained in this press release contains forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results and conditions to differ materially from those projected in these forward-looking statements, including: MVC Capital’s expectation and ability to complete its Tender Offer; the price at which shares of common stock may trade on the New York Stock Exchange, which may be higher or lower than the purchase price in the Tender Offer; MVC Capital's ability to execute its yield investment strategy; the performance of MVC Capital's investments; and changes in economic or financial market conditions and other factors that are enumerated in the company's periodic filings with the Securities and Exchange Commission. MVC Capital disclaims and does not undertake any obligation to update or revise any forward-looking statement in this press release.

Contact:

Investor Relations

Jackie Rothchild

MVC Capital, Inc.

914-510-9400

or

Jeffrey Goldberger / Allison Soss

KCSA Strategic Communications

212-896-1249 / 212-896-1267

Media Inquiries

Patrick Scanlan

Sard Verbinnen & Co.

212-687-8080